

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3720</u>

July 27, 2007

Guy Nissenson
Chief Executive Officer
Xfone, Inc.
2506 Lakeland Drive, Suite 100
Jackson, MS 39232

> **Re:** **Xfone, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 1 filed July 18, 2007**
> **File No. 333-143618**
>
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-32521**

Dear Mr. Nissenson:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to prior comment 7 of our letter dated July 5, 2007. Please amend your fiscal year 2006 Form 10-KSB as soon as possible to provide the appropriate disclosure required by amended Items 401, 402, 404 and 407(a) of Regulation S-B.

<u>Risk Factors, page 11</u>

<u>Risks Related to Our Business, page 11</u>

<u>If we are unable to obtain financial as we grow our business, we may have to curtail our plans and the value of your investment may be negatively affected, page 13</u>

2. We note your response to prior comment 1 of our letter dated July 5, 2007; however, we also note your disclosure in this risk factor on page 13 and under "Use of Proceeds" on page 16 that you may receive proceeds of "up to a minimum of $6,000,000, with a maximum of up to $8,000,000 through the sale of the 2,000,000 shares by us under this Prospectus…" This disclosure suggests that the company intends to conduct the offering of its shares on a minimum/maximum basis and/or that you believe that the company may offer the shares at various prices between the $3.00 and $4.00 proposed offering price range (which would be an at-the-market offering). Please confirm in your next response letter that the company is electing to include a price range solely for purposes of Rule 430A, and that the company will choose one fixed price at which the company will sell its shares for the duration of the offering and disclose that price in a prospectus supplement after effectiveness. Alternatively, you may disclose the fixed price in a pre-effective amendment. In addition, revise your disclosure throughout the registration statement to remove any inference that the offering by the company is a minimum/maximum offering or an at-the-market offering.

<u>Risks Related to Our Common Stock, page 15</u>

<u>Sales of shares by the selling shareholders may impair our ability to sell the shares we are offering, page 16</u>

3. Please expand this risk factor to disclose that the selling shareholders may sell their shares below the fixed price at which the company will sell its shares during the duration of the company's offering. Explain why this could impair the company's ability to sell its shares.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact John Zitko, Staff Attorney, at 202-551-3399, Kathleen Krebs, Special Counsel, at 202-551-3350, or me, at 202-551-3833, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Arthur Marcus
        Gersten Savage
        (212) 980-5192